UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 5)

MARIADB PLC
(Name of Subject Company (Issuer))

MERIDIAN BIDCO LLC
(Offeror)

a wholly-owned subsidiary of

MERIDIAN TOPCO LLC
(Affiliate of Offeror)

a wholly-owned subsidiary of

K5 PRIVATE INVESTORS, L.P.
(Affiliate of Offeror)

whose general partner is

K5 CAPITAL ADVISORS, L.P.
(Affiliate of Offeror)

whose general partner is

K1 INVESTMENT MANAGEMENT, LLC
(Affiliate of Offeror)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Ordinary Shares, Par Value $0.01 Per Share
(Title of Class of Securities)

G5920M100
(CUSIP Number of Class of Securities)

Jordan D. Wappler
K1 Investment Management, LLC
875 Manhattan Beach Blvd.
Manhattan Beach, CA 90266
(800) 310-2870
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jennifer L. Lee
Carlo Zenkner
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☒	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement on Schedule TO initially filed with the U.S. Securities and Exchange Commission on May 24, 2024 (as amended and supplemented on May 31, 2024, June 7, 2024, June 17, 2024 and as amended and restated on June 24, 2024, and as may be further amended or supplemented from time to time, the “Schedule TO/A”) related to the offer by Meridian BidCo LLC, a Delaware limited liability company (“Bidco”) and an indirect wholly-owned subsidiary of K1 Investment Management, LLC, a Delaware limited liability company, for all of the issued and to be issued ordinary shares, nominal value $0.01 per share (the “MariaDB Shares”) of MariaDB plc, an Irish public limited corporation (“MariaDB” or the “Company”) and MariaDB Shares issuable upon the exercise, conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or other rights to purchase, subscribe for, or be allocated MariaDB Shares at a price per share of $0.55 in cash, upon the terms and conditions set forth in the amended and restated offer document, dated June 24, 2024 (the “Offer Document”), a copy of which is attached to the Schedule TO/A as Exhibit (a)(1)(A), and in the related letter of transmittal, which is attached to the Schedule TO/A as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Offer Document and the Schedule TO/A remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer Document or in the Schedule TO/A.

For the purposes of the Irish Takeover Rules, the K1 Responsible Persons (being the investment committee of K1), the Bidco Officers and the Topco Officers accept responsibility for the information contained in this statement. To the best of the knowledge and belief of the K1 Responsible Persons, the Bidco Officers and the Topco Officers (who have taken all reasonable care to ensure that such is the case), the information contained in this statement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Schedule TO/A is hereby amended and supplemented as follows:

Items 1 through 9, Item 11 and Item 13.

The Offer Document and Items 1 through 9, Item 11 and Item 13 of the Schedule TO/A, to the extent such Items 1 through 9, Item 11 and Item 13 incorporate by reference the information contained in the Offer Document are hereby amended and supplemented as follows:

1.
The information set forth in the section of the Offer Document entitled “Frequently Asked Questions” is hereby amended and supplemented to add, before the last paragraph of question 23 in such section on page 16, the following:

“If Bidco fails to acquire all of the issued and outstanding MariaDB Shares, or cannot complete the Buy Out, MariaDB will not be a wholly owned subsidiary of Bidco and minority MariaDB Shareholders will have certain rights under Irish law as continuing shareholders of MariaDB. Failure to acquire at least 80% of the issued and outstanding MariaDB Shares could result in Bidco not succeeding in removing the MariaDB Shares from trading and official listing on the NYSE.

If acceptances in respect of at least 80% of the outstanding MariaDB Shares are not received, Bidco may , in its discretion and before the Acceptance Unconditional Time, reduce the Acceptance Condition and close the Offer with acceptances in respect of less than 80% of the outstanding MariaDB Shares (provided that it cannot reduce the Acceptance Condition to below 50% without the consent of the Irish Takeover Panel). If that transpires, Bidco presently intends to seek to acquire additional MariaDB Shares (with the ultimate goal of acquiring 100% of the MariaDB Shares). Bidco has not undertaken a detailed analysis of what steps it would take to acquire additional MariaDB Shares but those options may include (in each case to the extent permissible under any appliable law), an additional voluntary tender offer, acquisitions of MariaDB Shares in the open market or corporate actions (such as a European cross-border merger).”

2.
The information set forth in the section of the Offer Document entitled “4. Position of K1 Filing Parties Regarding Fairness of the Offer” on pages 28 through 30 is hereby amended and restated in its entirety to read as follows:

“Under the SEC rules governing “going-private” transactions, each K1 Filing Party may be deemed to be an affiliate of MariaDB and, therefore, required to disclose certain information and express their belief as to certain matters to MariaDB’s “unaffiliated security holders,” as defined under Rule 13e-3 of the US Exchange Act (the “Unaffiliated Security Holders”). The K1 Filing Parties are making the statements in this “Special Factors” section solely for purposes of complying with the requirements of Rule 13e-3 and related rules under the US Exchange Act. However, the view of the K1 Filing Parties as to the fairness of the Offer is not intended to be and should not be construed as a recommendation to any MariaDB Shareholder as whether they should tender their MariaDB Shares into the Offer. The K1 Filing Parties have interests in the Offer that are different from, and/or in addition to, the Unaffiliated Security Holders, as described elsewhere in this Offer Document.

Other than the estimate of value by Lazard Frères of the Unlisted Unit Alternative, which is no longer applicable to the Offer, the K1 Filing Parties have not performed, or engaged a financial advisor to perform, any valuation or other analysis for the purposes of assessing the fairness of the Offer to the Unaffiliated Security Holders. However, we believe that the Offer, and the price per MariaDB Share to be paid in the Offer (i.e., the payment of US$0.55 per MariaDB Share, without interest and less any required withholding taxes), is substantively and procedurally fair to the Unaffiliated Security Holders. We base our belief on, among other things, the following factors, each of which, in our judgment, supports the view as to the fairness of the Offer (with items marked with a * included in response to Instruction 2 to Item 1014 of Regulation M-A):

•	The Offer represents*:

○          A 189% premium to MariaDB’s closing share price of $0.19 on 5 February 2024 (being the last full trading day prior to the announcement by MariaDB of a forbearance agreement with RPV);

○          A 57% premium to MariaDB’s closing share price of $0.35 on 15 February 2024 (being the last date prior to the publication of K1’s Possible Offer Announcement); and

○          A 129% premium to MariaDB’s average closing share price of $0.24 over the 30-trading day period ending 15 February 2024;

•	the Offer represents a premium to the current market price of $0.54 as of July 1, 2024;*
•	the Offer is not subject to any financing condition;
•	the Offer provides the Unaffiliated Security Holders with the certainty of receiving a cash value for their MariaDB Shares;
•	any MariaDB Shareholder that tenders all its MariaDB Shares into the Offer will not bear the risk of loss due to any decline in the value of the MariaDB Shares if the Offer is completed;
•
in the context of the background to and reasons for recommending the Cash Offer, which are set out in the Firm Announcement and are set out in the First Response Circular/Schedule 14D-9 (as amended), IBI Corporate Finance (in its capacity as independent financial adviser to MariaDB) concluded that the terms of the Cash Offer are fair and reasonable and it would recommend that MariaDB Shareholders should accept the Cash Offer. For clarity, none of the K1 Filing Parties has adopted or is adopting the analysis or conclusions of IBI Corporate Finance as their own;

•
none of the K1 Filing Parties participated in or had any influence on the deliberative process with respect to the conclusions reached by IBI Corporate Finance in recommending the terms of the Cash Offer;

•	the MariaDB Shareholders will have sufficient time to make a decision whether or not to tender because the Offer will remain open for a minimum of 20 Business Days;
•
K1 and affiliated entities have acquired the RPV Note which will ensure the business is put into a sound financial position in the short-term, permitting MariaDB Shareholders the opportunity to assess the Offer; and

•	each of the MariaDB Shareholders will be able to decide whether or not to tender MariaDB Shares in the Offer.

We also considered the following uncertainties, risks and potentially countervailing factors in our consideration of the fairness of the terms of the Offer:

•
no transaction agreement was entered into in connection with the Offer and, therefore, MariaDB has no contractual rights to enforce against Bidco, and all of the protections granted to MariaDB Shareholders are those under applicable Irish and U.S. law;

•
the MariaDB Board, as required under the Irish Takeover Rules, due to conflicts of interest, recused itself from taking part in the formulation and communication of advice on the Offer to MariaDB Shareholders. Instead, IBI Corporate Finance, which was appointed as independent financial advisor to MariaDB under Rule 3 of the Irish Takeover Rules, has, in that capacity, taken responsibility for considering the Cash Offer and formulating an appropriate recommendation to be made to MariaDB Shareholders;

•
no unaffiliated representative was retained to act solely on behalf of the Unaffiliated Security Holders for the purpose of negotiating the terms of the Offer and/or preparing a report concerning the fairness of the Offer;

•
any MariaDB Shareholder who tenders into the Offer will not participate in the potential future earnings, growth, or value realized by MariaDB after the Offer, including as a result of any sale of MariaDB or its assets to a third party in the future;

•
the receipt of cash in exchange for MariaDB Shares pursuant to the Offer will generally be a taxable sale transaction for US federal income tax purposes to US Holders (as defined in the section entitled “—US Federal Income Tax”) who tender their MariaDB Shares into the Offer to the extent that such shareholders have any gain on their MariaDB Shares;

•	if the Offer is declared unconditional in all respects and the applicable thresholds described elsewhere in this Offer Document are met, Bidco intends to effectuate the Buy Out;
•
the going concern value of MariaDB as a public company could be less than the Offer due to the negative impact of the following factors on MariaDB: general market conditions (including the costs of financing), required financial flexibility and the constraints of MariaDB’s funding situation and continuing changes in conditions in the software industry. We note MariaDB’s closing share price of $0.35 on 15 February 2024 (being the last date prior to the publication of K1’s Possible Offer Announcement) and, to the extent that the pre-Offer going concern value was reflected in the pre-announcement price of the MariaDB Shares, we believe that the existence of our bid inflated the price of the MariaDB shares above the going concern value of MariaDB*;

•	none of the K1 Filing Parties received or requested from a financial advisor any fairness opinion relating to either the Cash Offer consideration or the Offer on the terms described herein; and
•	certain directors and officers of MariaDB have actual or potential conflicts of interest in connection with the Offer. See “—10. Interests of Certain Persons in the Offer.”

We did not find it practicable to assign, nor did we assign, relative weights to the individual factors considered in reaching our conclusion as to fairness. K1 and Bidco’s financial advisor, Lazard, was not asked to and has not delivered, and will not deliver, a fairness opinion to us or any other person in connection with the Offer.

In reaching our conclusion as to fairness, we did not consider the liquidation value or net book value of MariaDB. The liquidation value was not considered because MariaDB (following the purchase of the RPV Note) is a viable going concern and we have no plans to liquidate MariaDB. Therefore, we believe that the liquidation value of MariaDB is irrelevant to a determination as to whether the Offer is fair to Unaffiliated Security Holders.* Further, we did not consider net book value, which is an accounting concept, as a factor because we believe that net book value is not a material indicator of the value of MariaDB as a going concern because it is indicative of historical costs, and therefore is irrelevant to a determination as to whether the Offer is fair to the Unaffiliated Security Holders.* We did not consider purchase prices paid in previous purchases disclosed in response to Item 1002(f) of Regulation M-A, as no such purchases were made.*

We are not aware of any firm offers made by a third party to acquire MariaDB during the past two years (other than the statements of Progress Software Corp. and Runa Capital II (GP) regarding their respective possible offers for MariaDB Shares, each of which did not result in a firm offer). Third-party offers were not considered in reaching our conclusion as to fairness.* If the Offer is consummated, the K1 Group intends to retain all MariaDB Shares so acquired in the Offer.

The foregoing discussion of the information and factors considered and given weight by us is not intended to be exhaustive and is not presented in any relative order of importance, but includes the factors considered by us that we believe to be material. Our view as to the fairness of the Offer to the Unaffiliated Security Holders should not be construed as a recommendation to any MariaDB Shareholder as to whether that shareholder should tender MariaDB Shares in the Offer. The K1 Filing Parties attempted to negotiate the terms of a transaction that would be most favourable to them, and not to the Unaffiliated Security Holders, and, accordingly, did not negotiate the terms of the Offer with a goal of obtaining terms that were fair to the Unaffiliated Security Holders.

IBI determined that the Cash Offer was fair and in the best interests of MariaDB and the Unaffiliated Security Holders as described in “Item 4. The Solicitation or Recommendation” of the First Response Circler/Schedule 14D-9 and “Item 8. Fairness of the Transaction” of the Schedule 13E-3 filed by the Company with the SEC.”

3.
The information set forth in the section of the Offer Document entitled “6. Disclosable Transactions—Irrevocables” is hereby amended and supplemented to add, after the last paragraph in such section on page 37, the following:

“While the parties listed above have entered into irrevocable undertakings whereby they contractually have agreed to tender and not to withdraw their MariaDB Shares in the Offer, Bidco will honor any exercise of statutory withdrawal rights under the Exchange Act by the parties to the irrevocable undertakings and will, as necessary, enforce its contractual rights by means other than denying the rights of shareholders to withdraw tendered MariaDB Shares .”

4.
The information set forth in the Offer Document entitled “Letter from the President of Bidco” is hereby amended and supplemented to add, after the second paragraph of section 11 in such section on page 43, the following:

“If Bidco fails to acquire all of the issued and outstanding MariaDB Shares, or cannot complete the Buy Out, MariaDB will not be a wholly owned subsidiary of Bidco and minority MariaDB Shareholders will have certain rights under Irish law as continuing shareholders of MariaDB. Failure to acquire at least 80% of the issued and outstanding MariaDB Shares could result in Bidco not succeeding in removing the MariaDB Shares from trading and official listing on the NYSE.

If acceptances in respect of at least 80% of the outstanding MariaDB Shares are not received, Bidco may , in its discretion and before the Acceptance Unconditional Time, reduce the Acceptance Condition and close the Offer with acceptances in respect of less than 80% of the outstanding MariaDB Shares (provided that it cannot reduce the Acceptance Condition to below 50% without the consent of the Irish Takeover Panel). If that transpires , Bidco presently intends to seek to acquire additional MariaDB Shares (with the ultimate goal of acquiring 100% of the MariaDB Shares). Bidco has not undertaken a detailed analysis of what steps it would take to acquire additional MariaDB Shares but those options may include (in each case to the extent permissible under any appliable law), an additional voluntary tender offer, acquisitions of MariaDB Shares in the open market or corporate actions (such as a European cross-border merger).”

5.
The information set forth in the Offer Document entitled “Appendix 1 Conditions, Further Terms, and Procedures for Acceptance of the Offer—Part 1 Conditions of the Offer” is hereby amended and supplemented to add, after the last paragraph in such section on page 52, the following:

“For the avoidance of doubt, Bidco cannot waive condition (a) (the Acceptance Condition) below 50% without the consent of the Irish Takeover Panel, and Bidco may otherwise only waive the remaining conditions as permitted under applicable law. Under applicable law, Bidco may not waive condition (b) (Screening of Foreign Direct Investment), condition (c) (US Hart-Scott Rodino Clearance) or (d) (General Regulatory and Antitrust/Competition) to the extent an such waiver would be contrary with applicable law.”

Item 12.     Exhibits

(Regulation M-A Item 1016(a))

Exhibit No.	Description
(a)(1)(P)	Announcement Regarding Amendment and Supplement to Tender Offer Document and Tender Offer Statement on Schedule TO issued on July 5 , 2024

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 3 , 2024

MERIDIAN BIDCO LLC

By:	/s/ Sujit Banerjee
Name:	Sujit Banerjee
Title:	President

MERIDIAN TOPCO LLC

By:	K5 PRIVATE INVESTORS, L.P.,
Managing Member

By:	K5 CAPITAL ADVISORS, L.P.,
General Partner

By:	K1 INVESTMENT MANAGEMENT, LLC,
General Partner

By:	/s/ R. Neil Malik
Name:	R. Neil Malik
Title:	Managing Member

K5 PRIVATE INVESTORS, L.P.

By:	K5 CAPITAL ADVISORS, L.P.,
General Partner

By:	K1 INVESTMENT MANAGEMENT, LLC,
General Partner

By:	/s/ R. Neil Malik
Name:	R. Neil Malik
Title:	Managing Member

K5 CAPITAL ADVISORS, L.P.

By:	K1 INVESTMENT MANAGEMENT, LLC,
General Partner

By:	/s/ R. Neil Malik
Name:	R. Neil Malik
Title:	Managing Member

K1 INVESTMENT MANAGEMENT, LLC

By:	/s/ R. Neil Malik
Name:	R. Neil Malik
Title:	Managing Member